EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 and 2008
(Dollars in thousands)

	September 30,		September 30,
	2009		2008
	(Unaudited)
Earnings:
Net Income	$685,695		$588,171
Add:
Provision for income taxes	374,491		325,290
Fixed charges	1,052,619		1,164,082
Less:
Capitalized interest	(8,798)		(20,681)

Earnings as adjusted (A)	$2,104,007		$2,056,862

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$3,262		$3,909
Ratio of income before provision for income taxes to net income	155%		155%

Preferred dividend factor on pretax basis	5,056		6,059

Fixed Charges:
Interest expense	1,041,357		1,140,886
Capitalized interest	8,798		20,681
Interest factors of rents	2,464		2,515

Fixed charges as adjusted (B)	1,052,619		1,164,082

Fixed charges and preferred stock dividends (C)	$1,057,675		$1,170,141

Ratio of earnings to fixed charges ((A) divided by (B))	2.00	x	1.77	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.99	x	1.76	x